UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

                                              Citi Trends, Inc.
(Name of Issuer)

                         Common Stock
(Title of Class of Securities)

                                     17306X102
(CUSIP Number)

                          September 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Fund 1 Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 854,606 shares Refer to Item 4 below.
9 Sole Dispositive Power 0
10 Shared Dispositive Power 854,606 shares Refer to Item 4 below.
11	Aggregate Amount Beneficially Owned by Each Reporting Person 854,606 shares Refer to Item 4 below.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.98% Refer to Item 4 below.
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company), HC (Parent Holding Company)

SCHEDULE 13D

Item 1.     Security and Issuer

This Schedule 13D relates to shares of Common Stock (the “Common Stock”) of Citi Trends, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 104 Coleman Boulevard, Savannah, Georgia 31408.

Item 2.     Identity and Background

(a) This Schedule 13D is being filed on behalf of Fund 1 Investments, LLC (the “Reporting Person”).  The securities reported herein are held for the benefit of private investment vehicles (the “Funds”) for which Pleasant Lake Partners LLC serves as investment adviser (the “Investment Adviser”).  The Reporting Person serves as managing member of the Investment Adviser.  Jonathan Lennon serves as managing member of Fund 1 Investments, LLC.  Each of Fund 1 Investments, LLC, the Investment Adviser and Mr. Lennon disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b) The business address of the Reporting Person is 100 Carr 115 Unit 1900, Rincon, Puerto Rico 00677.

(c) See Item 2(a).

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding neither was nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) Delaware

Item 3.  Source and Amount of Funds or Other Consideration

The shares of Common Stock of the Issuer reported herein as being beneficially owned by the Reporting Person was purchased in the open market for aggregate consideration of $16,847,734 using working capital of the Funds.

Item 4.     Purpose of Transaction

The Reporting Person acquired the securities of the Issuer based on the Reporting Person’s belief that such securities, when purchased, were trading below the Reporting Person’s estimate of fair value and represented an attractive investment opportunity.

The Reporting Person believes that there are both operational and strategic opportunities to maximize stockholder value at the Issuer, and may choose to engage in discussions with the Issuer’s management and Board of Directors (the “Board”), or others (including other stockholders), regarding matters related to the Issuer. The Reporting Person has, as a result, determined to file this Schedule 13D. The Reporting Person may consider, explore and/or develop plans and/or make proposals with respect to, among other things, the Issuer’s operations, Board structure and composition, management team, capital structure, capital allocation policy, and potential business combinations or strategic transactions involving the Issuer, including transactions in which the Reporting Person may seek to participate and potentially engage in (including with other third parties). The Reporting Person may communicate with the Issuer’s management and Board, or others (including other stockholders), regarding a broad range of matters relating to the Issuer and the Reporting Person’s investment in the Issuer, and may exchange information with any such persons pursuant to confidentiality or other applicable agreements.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein. The Reporting Person intends to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and operating performance, the price level of the shares, retail industry dynamics, conditions in the securities markets and general macroeconomic factors, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, any action referenced above, purchasing additional shares, selling some or all of their shares, engaging in short selling of or any hedging or similar transaction with respect to the shares, entering into any other derivative transactions with respect to the shares, or changing their intention with respect to any and all matters referred to in this Item 4. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider their position and/or change their plans with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages and Item 2 above.

The percentage calculations herein are based upon the statement in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 29, 2023, as filed with the Securities and Exchange Commission on September 6, 2023, that there were 8,564,057 shares of Common Stock of the Issuer outstanding as of August 23, 2023.

(c)  The following table lists transactions in the Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date	No. Shares	Price Per Share
Open market purchase	8/3/2023	3,500	$18.8541
Open market purchase	8/3/2023	88,000	$18.7000
Open market purchase	8/4/2023	25,343	$20.4509
Open market purchase	8/4/2023	1,000	$19.6290
Open market purchase	8/7/2023	14,500	$21.2952
Open market purchase	8/8/2023	5,000	$21.2809
Open market purchase	8/9/2023	2,000	$20.8154
Open market purchase	8/10/2023	1,000	$21.1856
Open market purchase	8/11/2023	2,500	$20.9898
Open market purchase	8/14/2023	6,000	$20.7751
Open market purchase	8/16/2023	1,000	$20.8852
Open market purchase	8/18/2023	3,500	$22.0468
Open market purchase	8/22/2023	2,362	$22.9876
Open market purchase	8/22/2023	12,356	$23.1696
Open market purchase	8/22/2023	1,000	$24.3997
Open market purchase	8/23/2023	4,279	$24.3545
Open market purchase	8/24/2023	14,800	$23.9511
Open market purchase	8/25/2023	15,737	$23.3513
Open market purchase	8/28/2023	10,500	$23.1073
Open market purchase	8/29/2023	12,218	$22.8151
Open market purchase	8/30/2023	5,000	$22.7103
Open market purchase	8/30/2023	2,500	$22.8919
Open market purchase	9/5/2023	22,981	$21.5881
Open market purchase	9/6/2023	30,500	$21.1228
Open market purchase	9/7/2023	9,600	$21.1621
Open market purchase	9/8/2023	5,000	$22.0894
Open market purchase	9/8/2023	6,000	$21.2218
Open market purchase	9/11/2023	10,000	$21.8146
Open market purchase	9/12/2023	1,000	$22.0000
Open market purchase	9/13/2023	18,697	$20.9473
Open market purchase	9/14/2023	3,397	$21.4281
Open market purchase	9/14/2023	11,360	$21.9346
Open market purchase	9/15/2023	9,500	$21.6148
Open market purchase	9/18/2023	27,000	$21.1706
Open market purchase	9/19/2023	9,700	$21.3543
Open market purchase	9/20/2023	1,000	$21.7039
Open market purchase	9/21/2023	7,000	$21.0517
Open market purchase	9/21/2023	5,000	$21.1900
Open market purchase	9/22/2023	2,000	$21.4665
Open market purchase	9/25/2023	17,450	$20.7283
Open market purchase	9/26/2023	3,500	$20.6010
Open market purchase	9/27/2023	1,000	$20.7500
Open market purchase	9/28/2023	2,000	$20.9163

(d)  Pleasant Lake Onshore Feeder Fund, LP has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Class A Common Stock of the Issuer.

(e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.     Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 28, 2023

FUND 1 INVESTMENTS, LLC

By: /s/ Benjamin C. Cable
Benjamin C. Cable
Chief Operating Officer